UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number 001-42885

Agroz Inc.

(Translation of registrant’s name into English)

No. 2, Lorong Teknologi 3/4A, Taman Sains Selangor, Kota Damansara,

47810 Petaling Jaya, Selangor, Malaysia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

EXPLANATORY NOTE

On April 20, 2026, Agroz Inc. (the “Company”) published a notice of the Company’s extraordinary general shareholders’ meeting. The extraordinary general shareholders’ meeting will be held on May 22, 2026 at 10:00 a.m. Eastern time (ET), virtually. Shareholders will also be able to vote their shares online by attending the extraordinary general shareholders’ meeting via this webcast.

EXHIBIT INDEX

The following exhibits are furnished as part of this Report on Form 6-K:

Exhibit No.	Description
99.1	Notice of 2026 Extraordinary General Meeting
99.2	Proxy Statement
99.3	Form of Proxy Card

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunder.

Agroz Inc.

By:	/s/ Gerard Kim Meng Lim
Gerard Kim Meng Lim Chief Executive Officer

Date: April 30, 2026

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